UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 000-14517

A.              Full title of the plan and the address of the plan, if different from that of the issuer named below:

TEXAS REGIONAL BANCSHARES, INC.
AMENDED AND RESTATED
EMPLOYEE STOCK OWNERSHIP PLAN
(with 401(k) provisions)

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEXAS REGIONAL BANCSHARES, INC.
3900 North 10th Street, 11th Floor
McAllen, Texas 78501

TEXAS REGIONAL BANCSHARES, INC.
Amended and Restated Employee Stock Ownership Plan
(With 401(k) Provisions)

Financial Statements and Supplemental Schedules

December 31, 2005 and 2004

(Report of Independent Registered Public Accounting Firm)

TEXAS REGIONAL BANCSHARES, INC.
Amended and Restated Employee Stock Ownership Plan
(With 401(k) Provisions)

Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2005 and 2004

Notes to Financial Statements December 31, 2005 and 2004

Supplemental Schedules:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2005

Schedule H, Line 4j — Schedule of Reportable Transactions Year Ended December 31, 2005

All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the
Texas Regional Bancshares, Inc.
Amended and Restated
Employee Stock Ownership Plan
(With 401(k) Provisions):

We have audited the accompanying statements of net assets available for benefits of the Texas Regional Bancshares, Inc. Amended and Restated Employee Stock Ownership Plan (With 401(k) Provisions) (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2005 and schedule H, line 4j — schedule of reportable transactions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 29, 2006

TEXAS REGIONAL BANCSHARES, INC.
Amended and Restated Employee Stock Ownership Plan
(With 401(k) Provisions)
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:

Investments, at fair value:
Common stock	$45,883,214	$51,991,102
Money market account	5,914,102	4,008,020
Common/collective trust funds	106,347	44,664
Mutual funds	2,860,872	1,692,668
Participant loans	842,716	730,431
Total investments	55,607,251	58,466,885
Cash, non-interest bearing	170,879	—
Accrued interest and dividends	217,029	165,709
Employer contributions receivable	—	274,941
Total assets	55,995,159	58,907,535

Liabilities:
Other payables	—	(2,202)
Excess contributions payable	(90,945)	(35,516)
Total liabilities	(90,945)	(37,718)

Net assets available for benefits	$55,904,214	$58,869,817

See accompanying notes to financial statements.

TEXAS REGIONAL BANCSHARES, INC.
Amended and Restated Employee Stock Ownership Plan
(With 401(k) Provisions)
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004
Additions to net assets available for benefits attributed to:

Investment income:
Net appreciation/(depreciation) in fair value of investments	$(6,922,378)	$12,740,420
Interest	193,884	105,660
Dividends	837,005	615,493
Employer matching contributions	463,716	382,485
Employer optional contributions, net of forfeitures	587,624	817,456
Employee contributions	3,699,174	2,967,292
Employee rollover contributions	829,144	251,604
Other	8,722	—
Total additions	(303,109)	17,880,410

Deductions from net assets available for benefits attributed to:
Benefits paid to participants	(2,571,549)	(3,181,935)
Excess contributions	(90,945)	(35,516)
Total deductions	(2,662,494)	(3,217,451)
Net increase/(decrease) in net assets available for benefits before transfers	(2,965,603)	14,662,959

Transfers from other plans	—	1,667,005
Total transfers	—	1,667,005
Net increase/(decrease) in net assets available for benefits	(2,965,603)	16,329,964

Net assets available for benefits:
Beginning of year	58,869,817	42,539,853
End of year	$55,904,214	$58,869,817

See accompanying notes to financial statements.

TEXAS REGIONAL BANCSHARES, INC.
Amended and Restated Employee Stock Ownership Plan
(With 401(k) Provisions)
Notes to Financial Statements
December 31, 2005 and 2004

(1)                     Description of the Plan

The following description of the Texas Regional Bancshares, Inc. Amended and Restated Employee Stock Ownership Plan (With 401(k) Provisions) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Effective January 1, 2006, the Plan Document was restated to incorporate the 18 amendments that had been adopted by the Plan, as well as to add the appropriate language relating to new IRS requirements. The name of the Plan was shortened to “Texas Regional Bancshares, Inc Employee Stock Ownership Plan (With 401(k) Provisions)” by eliminating the terms “Amended and Restated”.

(a)                      General

The Plan is a defined contribution plan adopted by the Board of Directors on December 11, 2001 to be effective December 31, 2001, except as otherwise provided in the Plan document, to eligible employees of Texas Regional Bancshares, Inc. (the Company) and its subsidiaries (collectively, the Employer). The principal operating subsidiary of the Company is Texas State Bank (the Bank). The Plan is a complete amendment and restatement of the Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions), established January 1, 1990 (the 1990 Plan), which in turn was a complete amendment and restatement of the Texas Regional Bancshares, Inc. Target Benefit Plan, originally effective January 1, 1984 for eligible employees of the Company and its subsidiaries.

The Plan is a stock bonus plan containing a Section 401(k) feature that is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code). The Plan is also designed to be an employee stock ownership plan under Section 4975(e)(7) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA).

(b)                      Administration and Trustees

The general administration of the Plan is performed by the Administrative Committee appointed by the Board of Directors of the Company. The Administrative Committee has broad powers regarding supervision and administration of the Plan.

Pursuant to the terms of the Plan, the Company’s Board of Directors has appointed three members to act as the Plan’s Board of Trustees. Among other duties, the Board of Trustees is responsible for receiving and investing contributions, managing investments, making payments to members in accordance with the Plan, and performing other actions as directed by the Administrative Committee.

The East Texas Region Trust Department of Texas State Bank — Employee Benefits Department is the recordkeeper of the Plan and Texas State Bank, a subsidiary of the Company, serves as the Plan’s custodian. The East Texas Region Trust Department of Texas State Bank replaced Carley and McCaw as recordkeeper of the Plan effective September 16, 2005.

(c)                       Contributions

A participant may authorize the Employer to make a salary reduction contribution of 1% to 100% of his or her compensation, as defined, subject to the limitations of the Code. Participants age 50 or older by the end of the Plan Year may defer additional amounts (catch-up contributions) to the Plan. The maximum catch-up contribution allowed, which is not subject to employer match, is $4,000 for 2005 and $3,000 for 2004. Participants may direct their contributions among 13 mutual funds, 6 common/collective trust funds, a money market account and the Company common stock fund. Prior to August 22, 2005, there were 20 mutual fund options, of which 7 were eliminated to reduce redundancies among the Plan’s funds and to simplify the fund selection process for participants. In 2004, there were 7 common/collective trust funds, of which two, the Community Large Cap Value Retirement Fund and the Community Large Cap Growth Retirement Fund, were merged into one fund, the TSB Freedom Large Cap Blended Retirement Fund.

Employee contributions for the years ended December 31, 2005 and December 31, 2004, include excess contributions which were refunded to participants subsequent to year end as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions in the amount of $90,945 and $35,516 has been reflected in the statement of net assets available for benefits as of December 31, 2005 and December 31, 2004, respectively.

The Employer may make a discretionary matching contribution (matching contribution) on behalf of each participant up to a maximum of 100% of the participant’s salary reduction contribution. The maximum matching contribution shall be based on a participant’s salary reduction contribution; however, the matching contribution shall not exceed 4% of a participant’s compensation, as defined. For the years ended December 31, 2005 and 2004, the Employer matched 25% of the participants’ salary reduction contribution up to 4% of the participant’s compensation.

The Employer may make a discretionary optional contribution (optional contribution). For the years ended December 31, 2005 and 2004, the optional contribution totaled $587,624 and $817,456, respectively.

All contributions by the Employer shall be made in cash or in such property acceptable by the Administrative Committee. All Employer contributions shall be determined at the sole discretion of the Board of Directors of the Company. For the years ended December 31, 2005 and 2004, Employer contributions (matching and optional) were made in cash, which was used to purchase Company stock.

(d)                      Eligibility

Each employee who has attained age 21 and completed the earlier of three consecutive months of service with 250 hours of service, or 1,000 hours within a consecutive 12-month period of time, shall become a participant and shall be eligible to make their salary reduction contributions. Participants may make changes in the percentage of salary reduction contributions on January 1, July 1, and on the last payroll of the year.

Only participants who have completed one year of service, as defined, and are actively employed on the last day of the Plan year shall be eligible to participate in the matching and optional contributions for the year. In addition, participants who are no longer employed with the Company due to retirement, disability or death are eligible to participate in the matching and optional contributions for the year. With respect to the optional contributions, the participant’s entry date will be the earlier of January 1 or July 1 of the Plan year coinciding with or following the date the participant satisfies the eligibility requirement.

(e)                       Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s salary reduction contribution, matching contribution, and an allocation of the optional contribution, if elected, forfeitures and the Plan’s earnings or losses, net of administrative expenses. The amount of optional contributions, if any, and forfeitures allocated annually to each participant’s account is based on the participant’s compensation, as defined, in relation to total participant compensation, as defined. For the years ended December 31, 2005 and 2004, forfeitures of $30,950 and $32,394 were allocated to eligible participants.

(f)                         Vesting

Participants are immediately vested in their salary reduction contributions and matching contributions plus allocated earnings thereon. Vesting in the optional contribution is based on years of service as follows:

Years of service	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

A participant is 100% vested after six years of service, upon death, upon reaching normal retirement age or upon becoming disabled.

(g)                      Participant Loans

Participants may borrow from their salary reduction accounts the lesser of (a) $50,000, reduced by the highest outstanding loan balance of any previous loan from the Plan to the participant during the one-year period prior to the date of the loan or (b) 50% of such account. The minimum loan amount is $1,000. Loan terms shall not exceed five years unless the loan is for the primary residence of the participant and exceeds $5,000. Loans taken for the purpose of purchasing a primary residence shall not exceed 15 years. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the Administrative Committee at the time the loan is initiated. Effective December 1, 2005, participants may also borrow from their Rollover or Transfer accounts, using the same criteria as detailed above in items (a) and (b). Interest rates on outstanding loans at December 31, 2005 range from 5.0% to 11.0%. Maturity dates on outstanding loans at December 31, 2005 range from January 2006 to April 2014.

(h)                      Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The amounts in the Plan’s participant accounts are then distributed to the Plan’s participants who become automatically 100% vested upon Plan termination (see Note 10).

(i)                         Payment of Benefits

Effective December 31, 2001, upon termination of service, generally all distributions from the Plan will be made in one lump-sum payment. From January 1, 2002 until March 28, 2005, the threshold for involuntary distribution upon termination was $5,000. Effective March 28, 2005, the threshold for involuntary distribution upon termination was lowered to $1,000. In-kind distributions of stock and mutual funds are allowed by the Plan. If the participant has a targeted benefit capital accumulation or elected a life annuity distribution option prior to December 31, 2001, all or a portion of the participant’s account will be provided in annuity form.

Prior to December 31, 2001, upon termination of service, with the approval of the Administrative Committee, a participant could have elected to receive the value of their vested account balance either in the normal form of payment, which is a straight-life annuity, if single, or a qualified joint and survivor annuity, if married, or one of the other optional forms of payment. The optional forms of payment included a lump-sum amount equal to the vested balance of the account, installments certain not to exceed the greater of the life expectancy of the participant or the joint lives and last survivor expectancies of the participant and the participant’s designated beneficiary, a combination of the previous methods of payment or a direct rollover to a rollover account.

(j)                         Diversification

Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the number of shares allocated to his or her Target Balance, Employer Match, and/or Employer Discretionary accounts, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent. Participants who elect to diversify may elect a cash distribution, a rollover to an IRA, or a transfer within the Plan to a sub-account that allows for participant direction.

(k)                      Risks and Uncertainties

The Plan provides for investment in mutual funds, common/collective trust funds, a money market account, and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. Benefits are recorded as paid. In preparing the financial statements, under the accrual basis of accounting, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)                      Investments

All of the investments of the Plan are held in trust by Texas State Bank. All investments are stated at fair value except participant loans, which are carried at the outstanding loan balance, which approximates fair value. Mutual funds, common stock and the money market fund are valued based on quoted market prices. The common/collective trust funds invest in bonds and equity securities and are valued daily based upon the fair value of the underlying securities.

Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in fair value of investments are shown as net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.

(c)                       Expenses

All expenses incident to the administration of the Plan may be paid by the Company and, if not paid by the Company, shall be paid by the Plan. During 2005 and 2004, the Company elected to pay all expenses of the Plan.

(3)                     Tax Status

The Plan obtained its latest determination letter on September 19, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Code; therefore, the Plan was qualified and tax exempt as of the financial statement date.

(4)                     Investments

The following individual investments amount to 5% or more of net assets available for plan benefits at December 31, 2005 and 2004:

December 31, 2005:
Texas Regional Bancshares, Inc. common stock*	$45,883,214
Texas State Bank money market account*	$5,914,102

December 31, 2004:
Texas Regional Bancshares, Inc. common stock*	$51,991,102
Texas State Bank money market account*	$4,008,020

* A portion of this investment is non-participant directed.

During 2005, there were no stock splits of Company stock. During 2004, the Plan received 526,006 shares of common stock as a result of a three-for-two stock split effected as a 50% stock dividend distributed by the Company.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value for the years ended December 31, 2005 and 2004 as follows:

	2005	2004
Common stock	$(7,037,133)	$12,604,562
Common/ collective trust funds	5,120	1,349
Mutual funds	109,635	134,509
	$(6,922,378)	$12,740,420

(5)                     Texas Regional Bancshares, Inc. Common Stock and Voting Rights

The Texas Regional Bancshares, Inc. stock fund consists of shares of Texas Regional Bancshares, Inc. common stock and the Texas State Bank money market account.

Each participant is entitled to exercise voting rights attributable to the shares of Texas Regional Bancshares, Inc. common stock allocated to his or her account and is notified by the Board of Trustees prior to the time that such rights are to be exercised. If a participant does not exercise these rights, the shares will not be voted.

(6)                     Concentration of Investments

The Plan’s investment in shares of Texas Regional Bancshares, Inc. common stock represents 82% and 89% of total investments as of December 31, 2005 and 2004, respectively.

(7)                     Non-Participant Directed Investments

Non-participant directed assets include the shares of Company stock and money market accounts received as discretionary Company matching or optional contributions from the Plan or the 1990 Plan. The non-participant directed and participant directed amounts related to Company stock are not easily separated; therefore, these amounts are presented combined.

Information about the net assets and the significant components of the changes in net assets relating to these investments in Company stock and the related money market account is as follows:

	December 31,
	2005	2004
Net assets:
Money market account	$405,413	$106,686
Common stock	45,883,214	51,991,102
Cash, non-interest bearing	53,510	—
Employer contributions receivable	—	274,941
Accrued interest and dividends	194,558	159,092
Interfund receivable/(payable)	(6,048)	68,765
	$46,530,647	$52,600,586

	Years Ended December 31,
	2005	2004
Changes in net assets:
Net appreciation/(depreciation) in fair value of common stock	$(7,037,133)	$12,604,562
Dividends and interest	743,148	581,037
Employee contributions	1,365,441	1,182,701
Employer contributions, net of forfeitures	1,051,340	1,199,941
Transfers from other plans	—	61,382
Interfund transfers and other	77,949	572,200
Benefits paid to participants	(2,270,684)	(2,743,531)
	$(6,069,939)	$13,458,292

(8)                     Transfers from Other Plans

During 2005, there were no other plans merged into the Plan. During 2004, the following plans with related assets were merged into the Plan:

Riverway Bank 401(k) Plan	$1,158,545
Texas Country Bank 401(k) Savings Plan	389,523
The First State Bank Bishop, Texas Employee Stock Ownership Plan (With 401(k) Provisions)	118,937
$1,667,005

(9)                     Related-Party Transactions

Certain Plan investments are shares of common stock of Texas Regional Bancshares, Inc. In addition, the common/collective trust funds and the money market account are managed by Texas State Bank. Texas State Bank is the trustee as defined by the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Code.

(10)              Subsequent Events

On June 12, 2006, the Company announced that it had signed a definitive merger agreement with Banco Bilbao Vizcaya Argentaria, S.A. (BBVA). Under the terms of the agreement, the Company will become a wholly-owned subsidiary of BBVA. In addition, the terms of the agreement require that the Company terminate the Plan immediately prior to the closing.

Plan participants will become 100% vested in their Company contribution account on the date of termination and their account balances will be distributed under the provisions of the Plan Document.

TEXAS REGIONAL BANCSHARES, INC.

Amended and Restated Employee Stock Ownership Plan

(With 401(k) Provisions)

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
Common stock:
*Texas Regional Bancshares, Inc.	Common stock, 1,621,315 shares (b)	$17,010,656	$45,883,214
Money market account:
*Texas State Bank
Participant directed	Money market account	(a)	5,508,689
Non-participant directed	Money market account (b)	405,413	405,413
			5,914,102
Common/collective trust funds:
*Texas State Bank
	TSB Freedom Large Cap Blended Retirement Fund	(a)	13,310
	TSB Freedom Small/Mid Cap Value Retirement Fund	(a)	10,764
	TSB Freedom All Cap Growth Retirement Fund	(a)	16,933
	TSB Freedom Foreign Equity Retirement Fund	(a)	26,164
	TSB Freedom Intermediate Fixed Income Retirement Fund	(a)	18,624
	TSB Freedom Short-Term Fixed Income Retirement Fund	(a)	20,552
			106,347
Mutual Funds:
Columbia Acorn Funds	Columbia Acorn Z Fund	(a)	437,806
Federated Investors	Federated Ultrashort Bond Fund	(a)	17,056
Fidelity Investments	Fidelity Diversified International Fund	(a)	412,995
T. Rowe Price	T. Rowe Price Capital Appreciation Fund	(a)	73,336
T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund	(a)	430,417
Vanguard Group	Vanguard 500 Index Fund	(a)	585,099
Vanguard Group	Vanguard Intermediate-Term Investment-Grade Fund	(a)	214,454
Vanguard Group	Vanguard Mid-Cap Index Fund	(a)	81,214
Vanguard Group	Vanguard Morgan Growth Fund	(a)	48,022
Vanguard Group	Vanguard Short-Term Investment-Grade Fund	(a)	128,517
Vanguard Group	Vanguard Small-Cap Index Fund	(a)	34,545
Vanguard Group	Vanguard Windsor II Fund	(a)	146,702
Weitz Fund	Weitz Partners Value Fund	(a)	250,709
			2,860,872
Participant loans:
*Participants	Interest rates ranging from 5.00% to 11%; maturity
	dates ranging from January 2006 to April 2014	(a)	842,716
			$55,607,251

 * Party-in-interest to the Plan.

(a) Cost omitted for participant directed investments.

(b) Completely or partially nonparticipant-directed.

See accompanying report of independent registered public accounting firm.

TEXAS REGIONAL BANCSHARES, INC.

Amended and Restated Employee Stock Ownership Plan

(With 401(k) Provisions)

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2005

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain

* Texas RegionalBancshares, Inc.	Texas Regional Bancshares, Inc. Common Stock
	Purchases	$ 2,677,597	$ —	$ 2,677,597	$ 2,677,597	$ —
	Sales	—	1,748,067	289,854	1,748,067	1,458,213

* Texas State Bank	Texas State Bank Money Market Account
	Purchases	$ 3,091,973	$ —	$ 3,091,973	$ 3,091,973	$ —
	Sales	—	2,793,246	2,793,246	2,793,246	—

* Represents a party-in-interest.

Note: The above represents a listing of transactions relating to non-participant directed investments (see note 7)

in excess of 5% of the fair value of the Plan's assets at the beginning of the Plan year. The purchase price and selling price are net of related transaction expenses.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TEXAS REGIONAL BANCSHARES, INC.
AMENDED AND RESTATED EMPLOYEE
STOCK OWNERSHIP PLAN
(With 401(k) Provisions)

Date:	June 29, 2006	/s/ G.E. Roney
Glen E. Roney
Trustee

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm